February 25, 2026

Ellen G. Cooper
Chief Executive Officer
Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087

       Re: Lincoln National Corporation
           Registration Statement on Form S-4
           Filed February 20, 2026
           File No. 333-293625
Dear Ellen G. Cooper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Nick Demmo, Esq.